Exhibit 99.10

American Lithium Corp.

Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Directors of American Lithium Corp.

Opinion

We have audited the consolidated financial statements of American Lithium Corp. and its subsidiaries (the “Company”) which comprise the consolidated statement of financial position as at February 28, 2021 and February 29, 2020, and the consolidated statements of loss and comprehensive loss, changes in cash flow and shareholders’ equity for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2021 and February 29, 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the accompanying consolidated financial statements, which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter

Other Information

Management is responsible for the other information, which comprises the information included in the Company’s Management Discussion & Analysis to be filed with the relevant Canadian securities commissions.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditors’ report is Herbert Wong.

/s/ Manning Elliot LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

June 24, 2021

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Financial Position

	February 28, 2021	February 29, 2020
	$	$
ASSETS
Current
Cash	5,506,326	804,628
Term deposit (Note 4)	25,023	25,061
Amounts receivable	15,824	12,953
Prepaid expenses and deposits	37,382	125,826
	5,584,555	968,468

Non-current assets
Equipment (Note 5)	17,531	-
Exploration and evaluation assets (Note 6)	11,509,494	606,613
Reclamation deposits (Note 7)	77,962	81,948

	17,189,542	1,657,029

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 8)	413,426	376,712
Notes payable (Note 9)	-	35,000
Due to related parties (Note 9)	-	239,603
Current portion of long-term debt (Note 10)	358,259	-
	771,685	651,315

Non-current liabilities
Long-term debt (Note 10)	781,010	-
	1,552,695	651,315

EQUITY
Share capital (Note 11)	69,239,559	43,805,526
Equity reserves (Note 11)	4,176,908	2,018,333
Deficit	(57,779,620)	(44,818,145)
	15,636,847	1,005,714

	17,189,542	1,657,029

Nature and continuance of operations (Note 1)

Subsequent events (Note 17)

Approved on behalf of the Board of Directors on June 24, 2021:

/s/ Simon Clarke	/s/ Andrew Bowering
Simon Clarke, CEO	Andrew Bowering, Director

The accompanying notes form an integral part of these consolidated financial statements

American Lithium Corp. (Expressed in Canadian Dollars) Consolidated Statements of Loss and Comprehensive Loss

	For the years ended
	February 28, 2021	February 29, 2020
	$	$
Operating Expenses
Consulting fees	213,104	81,715
Depreciation (Note 5)	1,131	-
Exploration and evaluation expenditures	1,441,414	1,146,703
Filing and listing fees	72,852	19,147
Foreign exchange loss	17,731	25,951
General and administrative	180,164	64,360
Insurance	20,547	13,175
Management fees (Note 9)	443,831	355,681
Marketing	6,185,302	864,371
Professional fees	266,527	91,686
Property investigation costs	-	7,500
Registrar and transfer agent fees	51,644	25,477
Rent	52,000	38,110
Share-based compensation (Notes 9 and 11)	3,715,490	563,420
Travel	48,605	100,170
	(12,710,342)	(3,397,466)

Write off of exploration and evaluation assets (Note 6)	(251,133)	(9,071,666)

Net loss and comprehensive loss for the year	(12,961,475)	(12,469,132)

Basic and diluted loss per share	(0.12)	(0.19)

Weighted average number of common shares outstanding - basic and diluted	104,904,979	66,239,267

The accompanying notes form an integral part of these consolidated financial statements

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Cash Flows

	For the years ended
	February 28, 2021	February 29, 2020
	$	$
OPERATING ACTIVITIES
Net loss for the year	(12,961,475)	(12,469,132)
Items not affecting cash:
Depreciation	1,131	-
Accretion	76,895	-
Foreign exchange	(37,051)	(1,253)
Share-based compensation	3,715,490	563,420
Write off of exploration and evaluation assets	251,133	9,071,666
Accrued interest receivable	38	3,956
Changes in non-cash working capital items:
Amounts receivable	(2,871)	81,090
Prepaid expenses and deposits	68,356	62,318
Accounts payable and accrued liabilities	36,714	(351,755)
Due to related parties	(239,603)	239,603
Cash used in operating activities	(9,091,243)	(2,800,087)

INVESTING ACTIVITIES
Exploration and evaluation asset expenditures	(584,890)	(91,474)
Purchase of equipment	(18,662)	-
Reclamation deposits	-	(3,381)
Cash used in investing activities	(603,552)	(94,855)

FINANCING ACTIVITIES
Proceeds from shares issuance	-	1,885,103
Proceeds from (repayment of) notes payable	(35,000)	35,000
Share issuance costs	(43,715)	(14,343)
Stock options exercised	1,712,600	-
Warrants exercised	12,762,608	753,333
Cash provided by financing activities	14,396,493	2,659,093

Change in cash during the year	4,701,698	(235,849)

Cash, beginning of year	804,628	1,040,477

Cash, end of year	5,506,326	804,628

Supplementary cash flow disclosures (Note 15)

The accompanying notes form an integral part of these consolidated financial statements

American Lithium Corp.

(Expressed in Canadian Dollars)

Consolidated Statements of Changes in Shareholders’ Equity

				Reserves
	Number of shares	Share capital	Warrants	Stock Options	Total	Deficit	Total
		$	$	$	$	$	$

Balance at February 28, 2019	62,155,742	41,190,052	567,765	1,375,500	1,943,265	(32,837,365)	10,295,952

Private placement	15,952,861	1,885,103	-	-	-	-	1,885,103
Share issue costs	-	(22,962)	-	-	-	-	(22,962)
Stock options granted	-	-	-	563,420	563,420	-	563,420
Warrants exercised	2,843,332	753,333	-	-	-	-	753,333
Warrants expired	-	-	(488,352)	-	(488,352)	488,352	-
Loss for the year	-	-	-	-	-	(12,469,132)	(12,469,132)

Balance at February 29, 2020	80,951,935	43,805,526	79,413	1,938,920	2,018,333	(44,818,145)	1,005,714

Share issued for exploration and evaluation assets	5,343,750	9,445,625	-	-	-	-	9,445,625
Share issue costs	-	(41,911)	-	-	-	-	(41,911)
Stock options exercised	4,570,000	3,190,102	-	(1,477,502)	(1,477,502)	-	1,712,600
Stock options granted	-	-	-	3,715,490	3,715,490	-	3,715,490
Warrants exercised	34,655,051	12,840,217	(77,609)	-	(77,609)	-	12,762,608
Warrants expired	-	-	(1,804)	-	(1,804)	-	(1,804)
Loss for the year	-	-	-	-	-	(12,961,475)	(12,961,475)

Balance at February 28, 2021	125,520,736	69,239,559	-	4,176,908	4,176,908	(57,779,620)	15,636,847

The accompanying notes form an integral part of these consolidated financial statements

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

American Lithium Corp. (the “Company”) was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition and exploration of mineral interests. The Company’s head office is located at 1507 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade minerals on any of its properties. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

A number of alternatives are being evaluated with the objective of funding ongoing activities and obtaining additional working capital. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due. In addition, management closely monitors commodity price of lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company if favourable or adverse market conditions occur.

As at February 28, 2021, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $12,961,475 (February 29, 2020 - $12,469,132) for the year ended February 28, 2021. As at February 28, 2021, the Company had an accumulated deficit of $57,779,620 (February 29, 2020 - $44,818,145), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. These factors give rise to a material uncertainty which casts significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm our business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

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American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Estimates with a significant risk of material adjustment are discussed in Note 3(a).

The assessment of the Company’s ability to identify potential mineral reserves and obtain financing to fund the working capital requirements involves judgment. The judgment made by management with a significant risk of material adjustment is the going concern assumption.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 24, 2021.

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Name	Jurisdiction
1032701 B.C. Ltd.	British Columbia, Canada
1032701 Nevada Ltd.	Nevada, USA
1065604 B.C. Ltd.	British Columbia, Canada
1065604 Nevada Ltd.	Nevada, USA
1067323 B.C. Ltd.	British Columbia, Canada
1067323 Nevada Ltd.	Nevada, USA
1074654 B.C. Ltd.	British Columbia, Canada
1074654 Nevada Ltd.	Nevada, USA
1134989 B.C. Ltd.	British Columbia, Canada
1134989 Nevada Ltd.	Nevada, USA
Esoteric Consulting Corp.	British Columbia, Canada
4286128 Nevada Corp.	Nevada, USA

All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

11

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant areas are as follows:

•	the estimates and assumptions used in the share-based payments;
•	the determination that the Company has no decommissioning liabilities; and
•	the determination of recoverability on exploration and evaluation assets.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	the determination that the Company will continue as a going concern for the next year; and
•	the assessment of the deferred income tax assets and liabilities are probable to be recovered from future income.

b)	Exploration and evaluation assets

The cost of acquiring and maintaining the Company’s interest in its exploration and evaluation assets are capitalized on a property-by-property basis pending determination of the technical feasibility and the commercial viability of the project. The capitalized costs are presented as either tangible or intangible exploration and evaluation assets according to the nature of the assets acquired. When a license is relinquished or a project is abandoned, the related costs are recognized in profit and loss immediately.

Exploration and evaluation costs are expensed as incurred. Costs directly related to the acquisition are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained. When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are first tested for impairment, then transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

Management reviews the carrying value of capitalized exploration and evaluation assets at least annually. The review is based on the Company’s intentions for development of an undeveloped property. If a project does not prove viable, all unrecoverable costs associated with the project net of any previous impairment provisions are written off. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped property. Amounts shown for exploration and evaluation assets, net of write-downs and recoveries, are not intended to represent present or future values.

12

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	Exploration and evaluation assets (continued)

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many exploration and evaluation assets. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its properties are in good standing.

c)	Functional currency

The majority of transactions are in Canadian dollars and therefore the reporting and functional currency of the Company and its subsidiaries is the Canadian dollar.

d)	Impairment

The Company’s tangible and intangible assets are reviewed for indications of impairment at each statement of financial position date. If indications of impairment exist, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, as if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

e)	Decommissioning liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities and may from time to time incur decommissioning liabilities and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for a decommissioning liability is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at February 28, 2021 and February 29, 2020, the Company had not incurred any decommissioning liabilities related to the exploration and development of its mineral properties.

13

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

g)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date, the amount previously recognized is transferred to deficit.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

h)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issuance costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

i)	Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate resource properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are assigned value based on the residual value method and included in the share warrant reserve. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments. When warrants are cancelled or are not exercised at the expiry date, the amount previously recognized is transferred to deficit.

14

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented the existence of warrants and options causes the calculation of fully diluted loss per share to be anti-dilutive. Accordingly, fully diluted loss per share information has not been shown.

k)	Financial instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.

The classification determines the method by which the financial assets are carried on the statements of financial position subsequent to inception and how changes in value are recorded. Reclamation deposits are measured at amortized cost with subsequent impairments recognized in profit or loss and cash and term deposit are classified as FVTPL.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statements of financial position subsequent to inception and how changes in value are recorded. Accounts payable, notes payable, long-term debt, and due to related parties are classified as amortized cost.

As at February 29, 2020 and February 28, 2021, the Company did not have any derivative financial liabilities.

15

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

l)	Income taxes

The Company utilizes the asset and liability method of accounting for deferred taxes. Under the liability method, deferred income taxes and liabilities are recognized to reflect the expected deferred tax consequences arising from temporary differences between the carrying value and the tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against the asset can be utilized.

m)	Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized.

All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a declining balance method to write off the cost of the assets. The depreciation rate is applicable as follows:

Furniture and equipment	20% Declining balance
Computer equipment	55% Declining balance

One-half the normal rate of amortization is recorded in the year of acquisition.

n)	Accounting pronouncements not yet adopted

A number of amendments to standards and interpretations applicable to the Company are not yet effective for the year ended February 28, 2021 and have not been applied in preparing these consolidated financial statements nor does the Company expect these amendments to have a significant effect on its consolidated financial statements.

4.	TERM DEPOSIT

The Company has a $25,000 term deposit which earns interest at 0.45% per annum and matures on December 18, 2021. The term deposit had been assigned as security to the Bank of Nova Scotia. As at February 28, 2021, the Company accrued $23 in interest receivable.

16

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

5.	EQUIPMENT

	Computer Equipment	Furniture Equipment	Total
	$	$	$
Cost:
Balance, February 28, 2019 and February 29, 2020	-	-	-
Additions	2,705	15,957	18,662
Balance, February 28, 2021	2,705	15,957	18,662

Depreciation:
Balance, February 28, 2019 and February 29, 2020	-	-	-
Depreciation for the year	204	927	1,131
Balance, February 28, 2021	204	927	1,131

Net book value:
As at February 29, 2020	-	-	-
As at February 28, 2021	2,501	15,030	17,531

6.	EXPLORATION AND EVALUATION ASSETS

	Colorado Property	Gap Lode Claim Block Property	TLC Property	Extinction Ridge Property	Total
	$	$	$	$	$
Balance, February 28, 2019	4,880,309	4,191,357	276,524	238,615	9,586,805

Additions:
Maintenance fees	-	-	78,956	12,518	91,474
Write-off	(4,880,309)	(4,191,357)	-	-	(9,071,666)

Balance, February 29, 2020	-	-	355,480	251,133	606,613

Additions:
Acquisition costs	-	-	9,092,899	-	9,092,899
Royalty buyback	-	-	2,006,505	-	2,006,505
Maintenance fees	-	-	54,610	-	54,610
Write-off	-	-	-	(251,133)	(251,133)

Balance, February 28, 2021	-	-	11,509,494	-	11,509,495

17

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Colorado Property - Nevada, USA

On May 24, 2016, the Company entered into an agreement to acquire all the outstanding share capital of 1067323 B.C. Ltd. (“1067323 BC”), a privately-held British Columbia based mineral exploration company, by issuing 1,200,000 common shares with a fair value of $8,340,000.

During the year ended February 29, 2020, the Company decided not to extend the lease with the county’s Bureau of Land Management (“BLM”) and not to proceed with the acquisition of the property, resulting in a write-off of $4,880,309.

Gap Lode Claim Block Property - Nevada, USA

On March 6, 2018, the Company entered into a share purchase agreement to acquire 100% of 1134989 B.C. Ltd. (“1134989 BC”), an arm’s length party to the Company, by issuing 12,000,000 common shares at a fair value of $4,140,000.

During the year ended February 29, 2020, the Company decided not to proceed with the acquisition of the property, resulting in a write-off of $4,191,357.

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA

On August 13, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA (the “TLC Property”), subject to an overriding 2.5% gross royalty, of which 1.25% can be purchased within 3 years for US$1 million.

As at November 21, 2018, the Company fulfilled its commitments and acquired a 100% undivided interest in the TLC property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder.

In addition, if the Company calculates a mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) in all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE on the TLC Property. During the year ended February 28, 2021, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation on the TLC Property.

On July 9, 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

On July 24, 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is comprised of its ownership of 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

18

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA (continued)

On September 14, 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid $349,488 (US$265,000) on closing and issued a promissory note for $1,363,613 (US$1,035,000) to the vendors (Note 10).

Extinction Ridge Property - Nevada, USA

On November 5, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“Extinction Ridge Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Eureka County, Nevada, USA (the “Extinction Ridge Property”), subject to an overriding 2% gross royalty, of which 1% can be purchased within 6 years for $1 million.

As at February 4, 2019, the Company fulfilled its commitments and acquired a 100% undivided interest in the Extinction Ridge Property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $107,500 and paid $131,115 (US$100,000) to Extinction Ridge Royalty Holder. During the year ended February 28, 2021, the Company decided not to extend the lease with the county’s BLM and wrote-off the related costs of $251,133.

7.	RECLAMATION DEPOSITS

Reclamation deposits consist of a term deposit and bonds recorded at cost and held as security by the State of Nevada, with regards to certain exploration properties described in Note 6.

8.	Accounts payable and accrued liabilities

	February 28,	February 29,
	2021	2020
	$	$
Accounts payable	240,562	307,053
Accrued liabilities	172,864	69,659
	413,426	376,712

19

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

9.	related party transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the years ended
	February 28, 2021	February 29, 2020
	$	$
Management fees	481,886	355,681
Share-based compensations	1,393,308	128,050
	1,875,194	483,731

All related party transactions are recorded at the amount agreed to by the Company and the related party. During the year ended February 28, 2021, the Company entered into the following transactions with key management personnel:

(a)	As at February 28, 2021, notes payable includes a non-interest bearing demand loan of $nil (February 29, 2020 - $35,000) payable to the former CEO of the Company. As at February 28, 2021, the Company owed $nil (February 29, 2020 - $100,717) to a company controlled by the former CEO for unpaid management fees.

(b)	As at February 28, 2021, the Company owed $nil (February 29, 2020 – $138,885) to a company controlled by a director of the Company for unpaid fees and expense reimbursements.

10.	Long-term debt

In September 2020, the Company entered into the TLC Water Rights Agreement (Note 6). Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $328,224 (US$258,750) plus accrued interest at rate at 5.00% per annum. The promissory note is secured by a first priority deed of trust on the property. The promissory note was measured by discounting the annual installments plus accrued interest using an incremental borrowing rate of 15%.

$
Issuance of promissory note	1,363,613
Discounted on promissory note	(260,201)
Accretion	76,895
Foreign exchange adjustment	(41,038)
1,139,269
Less: current portion	(358,259)
At February 28, 2021	781,010

The principal payments required under the long-term debt for the next four fiscal years are as follows:

2022	$328,224
2023	328,224
2024	328,224
2025	328,224

20

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

11.	SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the year ended February 28, 2021:

In June 2020, 500,000 common shares at a fair value of $320,000 were issued to the TLC Royalty Holder in connection with the TLC Property purchase/royalty agreement, see Note 6 for details.

In July 2020, the Company issued 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder to buyback one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property.

In July 2020, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000 to acquire Esoteric and 4286128 Nevada, see Note 6 for details.

The Company issued 34,655,051 common shares in connection with the exercise of 34,655,051 warrants with a weighted average exercise price of $0.37 for total proceeds of $12,802,296. As a result, the Company transferred $77,609 representing the fair value of the exercised warrants from reserves to share capital. The Company also issued 4,570,000 common shares in connection with the exercise of 4,570,000 stock options with a weighted average exercise price of $0.37 for total proceeds of $1,712,600. As a result, the Company transferred $1,477,502 representing the fair value of the exercised options from reserves to share capital.

During the year ended February 29, 2020:

In September 2019, the Company completed a private placement of 5,796,331 units at a price of $0.15 per unit for gross proceeds of $869,450. Each unit consisted of one common share and one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at an exercise price of $0.25 per share for a period of two years.

In January 2020, the Company completed a private placement of 10,156,530 units at a price of $0.10 per unit for gross proceeds of $1,015,653. Each unit consisted of one common share and one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at an exercise price of $0.125 per share for a period of two years.

The Company issued 2,843,332 common shares in connection with the exercise of 2,843,332 warrants with a weighted average exercise price of $0.265 for total proceeds of $753,333.

Warrants

During the year ended February 29, 2020, the Company issued the following warrants:

•	In connection with the September 2019 private placement, 5,796,331 warrants with an exercise price of $0.25 per warrant.
•	In connection with the January 2020 private placement, 10,156,530 warrants with an exercise price of $0.125 per warrant.

21

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

11.	SHARE CAPITAL (continued

Warrants (continued)

In January 2020, the Company amended the terms of an aggregate of 21,411,430 outstanding warrants previously issued by the Company with an exercise price of $0.375 and expiry date of February 1, 2020. Under the amendment, the term of these warrants will be extended by an additional twenty-four months such that they will be now exercisable until February 1, 2022.

During the year ended February 28, 2021, 692,213 warrants expired and as a result, $1,804 was reclassified from reserves to share capital.

Details of common share purchase warrants outstanding at February 28, 2021 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)

2,142,400	0.125	0.90	January 21, 2022
4,185,000	0.375	0.93	February 1, 2022
6,327,400

A summary of changes of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
		$

Balance, February 28, 2019	31,008,033	0.61
Issued	15,952,861	0.17
Exercised	(2,843,332)	0.26
Expired	(2,442,898)	1.88
Balance, February 29, 2020	41,674,664	0.39
Exercised	(34,655,051)	0.37
Expired	(692,213)	2.16
Balance, February 28, 2021	6,327,400	0.29

Stock Options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

In February 2020, the Company granted 2,200,000 stock options to certain officers, directors, and employees of the Company at an exercise price of $0.25. These options were granted for a period of five years and vest upon issuance. The estimated fair value, $563,420, was calculated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 1.21%, forfeiture rate of 0%, no annual dividends, expected volatility of 124% and a market price of shares at grant date $0.30.

22

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

11.	SHARE CAPITAL (continued)

Stock Options (continued)

In September 2020, the Company granted 4,800,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $1.28. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $4,732,320, of which $3,715,490 was recognized during the year ended February 28, 2021, using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 122% and a market price of shares at grant date $1.20.

As at February 28, 2021, the following options were outstanding and exercisable:

Number of options	Exercise price	Remaining life	Expiry date
	$	(years)

1,500,000	0.31	1.95	February 9, 2023
450,000	0.35	2.33	June 29, 2023
650,000	0.25	3.94	February 4, 2025
4,430,000	1.28	4.56	September 17, 2025
7,030,000

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$

Balance, February 28, 2019	4,600,000	0.32
Granted	2,200,000	0.25
Balance, February 29, 2020	6,800,000	0.30
Granted	4,800,000	1.28
Exercised	(4,570,000)	0.37
Balance, February 28, 2021	7,030,000	0.92

23

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

12.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the year ended February 28, 2021.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, term deposit, amounts receivable, accounts payable, due to related parties, and long-term debt. As at February 28, 2021, the Company classifies its cash and term deposit as fair value through profit and loss and its amounts receivable, accounts payable and accrued liabilities, notes payable, due to related parties, and long-term debt at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and term deposit is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and term deposit. The carrying amount of financial assets represents the maximum credit exposure. The Company has gross credit exposure at February 28, 2021 relating to cash and term deposit of $5,531,349. The cash and term deposit is held at a Canadian chartered bank and the Company considers the credit risk to be minimal.

24

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at February 28, 2021, the Company had a cash balance of $5,506,326 to settle current liabilities of $771,685. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, and loan payable that are denominated in a foreign currency. As at February 28, 2021, the Company had a net liability of US$904,008. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would affect the Company’s cash and accounts payable and accrued liabilities by approximately $114,700.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at February 28, 2021, the long-term debt bears interest at a fixed 5% per annum and is payable over four years. The Company has cash balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the year ended February 28, 2021, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

14.	SEGMENTED INFORMATION

As of February 28, 2021, the Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company’s interests in mineral properties are located in Nevada, USA.

25

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

15.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the years ended
	February 28, 2021	February 29, 2020
	$	$
Supplemental cash-flow disclosure:
Interest	-	-
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	9,445,625	-
Share issuance costs in accounts payable	-	8,619
Promissory note issued for exploration and evaluation assets acquisition	1,363,613	-
Discounted on promissory note	260,202	-
Reclassification of stock options exercised	1,477,502	-
Reclassification of warrants exercised	77,609	-
Reclassification of warrants expired	1,804	488,352

16.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the combined statutory Canadian federal and provincial income tax rates:

	For the years ended
	February 28, 2021	February 29, 2020
	$	$
Combined statutory tax rate	27%	27%

Income tax recovery at combined statutory rate	3,488,590	3,366,666
Permanent difference and other	(989,711)	(156,808)
Effect of change in future income tax rates	7,885	10,037
Change in deferred tax asset not recognized	(2,506,764)	(3,219,895)

Net deferred tax recovery	-	-

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets are presented below:

	February 28, 2021	February 29, 2020
	$	$

Non-capital losses carry forwards	5,732,759	3,669,687
Share issuance costs	33,793	47,089
Resource development and exploration costs	6,766,889	6,309,901

Net deferred tax assets not recognized	12,533,441	10,026,677

26

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

16.	INCOME TAXES (continued)

As at February 28, 2021, the Company has $21,232,441 (February 29, 2020 – $13,591,433) of non-capital losses carry forwards available to reduce taxable income for future year, which expire between 2026 and 2041.

The Company also has certain allowances in respect of resource development and exploration costs of approximately $36,572,044 (February 29, 2020 – $23,976,000) which, subject to certain restrictions, are available to offset against future taxable income. The application of non-capital losses and resource development costs against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

In assessing the realizability of deferred tax assets, management considers whether it is probable that the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of deferred income tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

17.	SUBSEQUENT EVENTS

a)	In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The Company paid aggregate cash finders’ fees totaling $590,250 and issued 295,125 non-transferrable warrants to certain finders in relation to the financing.

b)	In May 2021, the Company completed the acquisition of all issued and outstanding common shares of Plateau Energy Metals Inc. (“Plateau”). The arrangement resulted in Plateau becoming a wholly-owned subsidiary of the Company. Plateau, a Canadian exploration and development company, is enabling the new energy paradigm through exploring and developing its Falchani lithium project and Macusani uranium project in southeastern Peru, both of which are situated near significant infrastructure.

Under the terms of the arrangement, each Plateau share is entitled to receive 0.29 of a common share of the Company (each whole share an “American Lithium Share”) and 0.145 of a common share purchase warrants (each whole warrant an “Exchange Warrant”) of the Company (the “Exchange Ratio”). Each whole Exchange Warrant will entitle the holder to acquire one common share of the Company at a price of $3.00 for a period of 3 years.

Each existing Plateau share purchase warrant will, upon the exercise thereof in accordance with its terms, entitle the holder to acquire 0.29 of an American Lithium Share and 0.145 of an Exchange Warrant. Existing Plateau stock options will be exchanged for an option to acquire from the Company the number of American Lithium Shares equal to the product of: (A) the number of Plateau share subject to such Plateau stock option immediately prior to the arrangement, multiplied by (B) 0.29 of an American Lithium Share for each Plateau share. Each restricted share unit and deferred share unit of Plateau was vested immediately and was exchanged for one Plateau Share. Pursuant to the arrangement, American Lithium acquired 127,213,511 Plateau Shares, representing 100% of the outstanding Plateau Shares.

27

American Lithium Corp.

Notes to Consolidated Financial Statements

For the years ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

17.	SUBSEQUENT EVENTS (continued)

In connection with the arrangement, Plateau paid $600,625 in cash and issued 2,666,666 Plateau shares as finders’ fees. In addition, the Company paid $200,000 in cash and issued 867,882 American Lithium Shares as finders’ fees.

c)	In May 2021, the Company entered into an agreement with an arm’s-length party which controls all rights to the claims to acquire a 100% interest in a series of mining claims contiguous and to the west of the existing TLC project. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares to acquire these mining claims. No finders’ fees or commissions are payable in connection with the acquisition and the acquisition remains subject to the approval of the TSX Venture Exchange.

d)	Subsequent to February 28, 2021, the Company issued 1,772,400 common shares in connection with the exercise of 1,772,400 warrants with a weighted average exercise price of $0.16 for total proceeds of $279,050. In addition, the Company also issued 150,333 common shares in connection with the exercise of 150,333 stock options with a weighted average exercise price of $0.94 for total proceeds of $140,926.

28